Exhibit 99.13
Schering AG
Annual Financial Statements
as of December 31, 2004

BALANCE SHEET OF SCHERING AG
(€ thousand)

ASSETS	NOTE		Dec. 31, 2004		Dec. 31,2003

Intangible assets	(3)		183,577		224,871
Tangible fixed assets	(4)		514,305		542,933

Shares in affiliated companies	(5)	1,591,984		1,535,119
Other financial assets	(6)	56,829		37,706

Financial assets			1,648,813		1,572,825

Fixed assets	(2)		2,346,695		2,340,629
Inventories	(7)		730,204		730,128

Trade receivables		109,230		127,586
Receivables from affiliated companies		329,757		398,057
Other receivables and assets	(8)	138,925		219,250

Receivables and other assets			577,912		744,893

Securities and liquid assets	(9)		1,166,508		799,556

Current assets			2,474,624		2,274,577

			4,821,319		4,615,206

EQUITY AND LIABILITIES	NOTE		Dec. 31, 2004		Dec. 31, 2003\

Subscribed capital *)	(10)	194,000		194,000
Capital reserves	(10)	334,494		334,494
Revenue reserves	(11)	884,467		811,467
Unappropriated profit		194,000		223,420

Equity			1,606,961		1,563,381
Special tax-allowable reserves	(12)		183,603		195,118

Provisions for pensions and similar obligations	(13)	1,262,984		1,224,563
Other provisions	(14)	557,711		575.938

Provisions			1,820,695		1,800,501

Liabilities to banks		193,302		33,005
Other liabilities		1,016,758		1,023,201

Liabilities	(15)		1,210,060		1,056,206

			4,821,319		4,615,206

*)	Contingent capital 15,000

INCOME STATEMENT OF SCHERING AG
(€ thousand)

	NOTE	2004		2003

Net Sales	(18)		2,401,698		2,338,332
Cost of sales	(19)	–	937,752	–	971,147

Gross profit	(19)		1,463,946		1,367,185

Cost of
Marketing and sales		–	393,774	–	390,506
engineering and administration	(20)	–	219,804	–	265,406
Research and development		–	658,009	–	649,169

Other operating income	(21)		395,260		498,358
Other operating expenses	(22)	–	206,123	–	258,627

Operating profit			381,496		301,835

Net income from long-term equity investments	(23)		59,969		202,558
Interest result	(24)	–	28,155	–	17,847
Other financial result	(25)	–	10,750		56,614

Profit from ordinary activities			402,560		543,160

Extraordinary expense	(26)	–	60,697	–	82,344

Net profit before tax			341,863		460,816

Income taxes	(27)	–	120,467	–	18,721

Profit for the period			221,396		442,095

Appropriation of net profit
Profit for the period			221,396		442,095
Retained profits brought forward			2,604		2,325
Appropriation to revenue reserves		–	30,000	–	221,000

Unappropriated profit			194,000		223,420

The annual financial statements and the management report of Schering AG for fiscal year 2004 are published in the Bundesanzeiger (German Federal Gazette) and filed with the commercial register of the Chariottenburg, Berlin, Local Court. The management report of Schering AG has been combined with the group management report. It has been published on pages 27 to 54 of our 2004 Annual Report.

STATEMENT OF CHANGES IN FIXED ASSETS (€ thousand)

	Cost
	Jan 1, 2004	Additions	Disposals	Reclassifications		Dec. 31, 2004

Industrial and similar rights and assets	342,234	27,871	5,906		—	364,199

Intangible assets	342,234	27,871	5,906			364,199

Land, land rights, and buildings, including buiidings on third-party land	680,350	2,164	1,788		1,559	682,285
Technical equipment and machinery	986,872	25,485	17,489		19,904	1,014,772
Other equipment, operating and office equipment	406,563	35,739	27,651		3,542	418,193
Advance and assets under construction	28,122	19,663	555	–	25,005	22,225

Tangible fixed assets	2,101,907	83,051	47,483		0	2,137,475

Shares in affiliated companies	1,686,133	41,412	3,587			1,723,958
Other equity investments	34,737					34,737
Other loans	26,919	17,804	6,954			37,769

Financial assets	1,747,789	59,216	10,541		—	1,796,464

Fixed assets of Schering AG	4,191,930	170,138	63,930		0	4,298,138

SHAREHOLDINGS OF SCHERING AG (as of Dec. 31, 2004)

	%of
Name and location of company	equity	Equity[1]	Result[1]	Sales’	Employees

Affiliated companies

Germany

Schering Deutschland Holding AG, Hamburg[2]	100.0	279	3	397	622
Jenapharm GmbH & Co. KG, Jena[2]	100.0	95	48	171	995

Europe (excl. Germany)

N.V. Schering S.A., Diegem/Belgium	100.0	26	2	74	149
Schering Oy, Turku/Finland[2]	100.0	246	67	232	791
Schering S.A., Lys-Lez-Lannoy/France[2]	99.9	206	13	387	1.521
Schering Holdings Ltd., Burgess Hill/United Kingdom[2]	100.0	28	4	165	321
Schering S.p.A., Milan/Italy[2]	100.0	109	17	350	860
Schering Nederland B.V., Weesp/Netherlands	100.0	40	3	65	90
Schering Austria Ges.m.b.H., Vienna/Austria	100.0	304	7	56	100
Schering Lusitana L.da., Mem Martins/Portugal	100.0	18	2	59	125
Schering (Schweiz) AG, Baar/Switzerland	100.0	13	2	65	77
Schering España S.A., Madrid/Spain[2]	99.9	107	15	238	695
Schering Alman liac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	11	-1	62	166

[1]	Amounts in €m. The amounts in the local currency of companies located outside the euro zone were translated at the middle rate at December 31, 2004 (equity and result only). Sales were translated at the average rate for the year.

[2]	Amounts include consolidated subsidiaries

Accumulated depreciation, amortization, and write-downs						Carrying
		Reversals of				amounts
Jan. 1, 2004	Additions	write-downs	Disposals	Reclassifications	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003

117,363	69,152		5,893		180,622	183,577	224,871

117,363	69,152		5,893	—	180,622	183,577	224,871

437,292	17,583		1,479	3	453,399	228,886	243,053
812,228	54,848		16,890	-4	850,182	164,590	174,644
309,454	35,666		25,532	1	319,589	98,604	97,109
						22,225	28,122

1,558,974	108,097	—	43,901	0	1,623,170	514,305	542,933

151,014		19,040			131,974	1,591,984	1,535,119
20,379		9,648			10,731	24,006	14,358
3,571	2,138		763		4,946	32,823	23,348

174,964	2,138	28,688	763	—	147,651	1,648,813	1,572,825

1,851,301	179,387	28,688	50,557	0	1,951.443	2.346.695	2,340,629

	%of
Name and location of company	equity	Equity[1]	Result[1]	Sales[1]	Employees
North America
Schering Berlin Inc., Wilmington, Del. /U.S. A.[2]	100.0	712	17	1,242	3,811
Berlex Canada Inc., Pointe-Claire/Canada	100.0	15	3	64	216

Latin America
Schering Argentina S.A.I. C., Buenos Aires/Argentina	100.0	14	2	45	207
Schering do Brasil Ltda., São Paulo/Brazil	100.0	45	3	125	770
Schering Colombiana S.A., Bogotá/Colombia	100.0	31	4	61	289
Schering Mexicana S.A., Mexico City/Mexico	100.0	43	4	88	274

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	7	0	15	333
Nihon Schering K.K., Osaka/Japan	100.0	117	- 17	455	1,465
Schering Pty. Ltd., Sydney/Australia	100.0	13	5	83	116
Schering Korea Ltd., Seoul/Korea	100.0	25	1	58	249
Schering (Bangkok) Ltd., Bangkok/Thailand[2]	100.0	6	1	18	122

Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	14	4	32	97

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF SCHERING AG FOR FISCAL YEAR 2004
(1) ACCOUNTING POLICIES
     Purchased intangible assets are carried at cost less straight-line amortization. The standard useful life is four to six years unless a different period is required, e.g., because of the life of a patent.
     Tangible fixed assets are carried at cost less depreciation for wear and tear. In addition to directly attributable costs, the cost of self-constructed assets also includes appropriate indirect costs and depreciation. Investment subsidies reduce cost. In the case of buildings, depreciation is charged on a straight-line basis over a maximum useful life of 40 years; movable items of tangible fixed assets are initially depreciated using the declining balance method, switching subsequently to straight-line depreciation; She useful life of technical equipment and machinery is between 10 and 20 years, and that of other equipment, operating and office equipment is between 5 and 10 years. Accelerated depreciation required by tax rules is presented in special tax-allowable reserves.
     Equity investments are carried at cost. Non-interest-bearing and low-interest loans are carried at their present value.
     Where the value of items of fixed assets measured in accordance with the principles set out above is higher than their fair value at the balance sheet date, the carrying amount is written down. If it emerges in a subsequent fiscal year that the reasons for this no longer apply, the amount of this write-down is reversed to reflect the increase in value, up to a maximum of the amount that would have resulted if the assets had been depreciated during that period.
     Inventories are carried at cost using permitted simplified measurement options, or at the lower market values. In addition to directly attributable costs, cost also includes indirect labor and materials costs, as well as depreciation. In addition, the cost of sales presented in the income statement also includes expenses relating to unutilized capacity and expenses for voluntary social benefits and pensions.
     Valuation allowances take account of identifiable specific risks in receivables.
     A global valuation allowance on receivables takes sufficient account of the general credit risk.
     Securities are carried at cost or at the lower market prices.
     Items of current assets are written down to reflect negative fluctuations in their value in the near future.
     Provisions for pensions are measured using the projected unit credit method and reflect future salary and pension adjustments; the minimum carrying amount of these provisions is the amount permitted under section 6a of the EStG (German income Tax Act).
     Measurement basis and parameters:

-	Biometric measurement basis in accordance with the 1998 mortality tables- published by Prof. Dr. Klaus Heubeck

-	Discount rate	5.0%

-	Increase in salaries	2.5%

-	Increase in pensions	1.25%
     The current service cost for the beneficiaries arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.
     For employees joining after December 31, 2003, a new employer-financed pension system has been introduced. During the contribution phase, Schering pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.
     The other provisions take account of all identifiable risks and uncertain obligations. Provisions are recognized for deferred maintenance if the maintenance will be completed in the first three months of the following fiscal year.
     The amounts disclosed for contingent liabilities from guarantees and warranties correspond to the actual credit amounts utilized at the balance sheet date.
     Receivables and liabilities denominated in foreign currencies are measured at the exchange rate at the transaction date, or at the forward rate if they are hedged by forward transactions. Changes in exchange rates are recognized in the income statement.
     Gains and losses on the disposal of long-term financial assets and securities classified as current assets are presented in the financial result. The same applies to all income and expenses from derivative financial instruments if the income and expenses from the underlyings are also attributable to the financial result.

BALANCE SHEET DISCLOSURES
(AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)
(2) FIXED ASSETS
     The breakdown of the asset items combined in the balance sheet and their changes in 2004 are presented on pages 4 and 5.
(3) INTANGIBLE ASSETS
     The additions to industrial and similar rights and assets relate to computer software and product rights.
(4) TANGIBLE FIXED ASSETS

		Carrying	Carrying
	Additions	amounts	amounts
	2004	2004	2003
	€m	€m	€m
Berlin	60	365	372
Bergkamen	23	149	171

	83	514	543

(5) SHARES IN AFFILIATED COMPANIES
     The additions relate to contributions to the capital reserves at Schering Kahibaum GmbH, Berlin, and Schering International Holding GmbH, Berlin, as well as capital increases at other affiliated companies. Write-downs were reversed primarily at Schering de Chile S.A., Chile, Schering Colombiana S.A., Colombia, and Schering Pharmaceutical Ltd., China.
     The shares in Schering (Nanjing) Pharmaceuticals Ltd., China, were sold.
     Unless they are insignificant, the shareholdings of Schering AG are presented on pages 4 and 5.
(6) OTHER LONG-TERM FINANCIAL ASSETS
     A write-down on an investment in a biotechnology company was reversed.
     The other loans relate primarily to loans to employees and to housing companies for the purpose of residential property procurement, as well as to loans to suppliers.
(7) INVENTORIES

	2004	2003
Raw materials, consumables, and supplies	149,785	147,721
Work in process, finished goods and goods for resale	580,419	582,407

	730,204	730,128

(8) OTHER RECEIVABLES AND ASSETS

	2004	2003
Receivables from other investees and investors	5,892	27
of which due after more than 1 year	(—)	(—)
Other assets	133,033	219,223
of which due after more than 1 year	(3,032)	(6,0891

	138,925	219,250

(9) SECURITIES AND LIQUID ASSETS

	2004	2003
Treasury shares	166,513	—
Other securities	840,186	707,140
Checks, cash-in-hand, central bank and postal giro balances, bank balances	159,809	92,416

	1,166,508	799,556

(10) SUBSCRIBED CAPITAL, CAPITAL RESERVES

	2004	2003
Subscribed capital
Balance at January 1	194,000	196,500
Redemption of shares	—	- 2,500

Balance at December 31	194,000	194,000

Capital reserves
Balance at January 1	334,494	331,994
Appropriation	—	2,500

Balance at December 31	334,494	334,494

     The share capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares. Each share thus has a notional value of €1.00.
     In the year under review, 4,000,000 own shares were purchased at a total price of €166,513 thousand; these were held as treasury shares as of December 31, 2004.
     In 2004, Schering AG and other Group companies purchased 249,083 own shares at an average price of €41.75 per share to issue employee shares. The shares were offered to qualified employees at an average price of €23.17 per share.
     The Executive Board is authorized to purchase own shares of Schering AG until September 30, 2005 for purposes allowed under section 71(1) no. 8 of the AktG (German Stock Corporation Act). Shares with an aggregate notional value of €19,400,000 may be acquired on the basis of this authorization.
     In addition, the Executive Board is authorized until April 15, 2009 to increase the share capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in the share capital does not exceed a total amount of €97,000,000. Shareholders must be granted preemptive rights. However, the Executive Board is authorized, with the agreement of the Supervisory Board, to disapply shareholders’ preemptive rights:
a)	if the capital increase from cash contributions does not exceed a total amount of 10% of the share capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

b)	if the capital increase is implemented for the purpose of acquiring companies, equity interests, parts of companies, industrial property rights, or other product rights against non-cash contributions; or

c)	to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for new shares; or

d)	to the extent necessary to settle fractions.
     The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The aggregate principal amount of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a notional aggregate

€10,000,000 of share capital. Accordingly, the share capital of Schering AG may be contingently increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent capital increase serves solely to redeem conversion rights and options.
     The share capital may be contingently increased by up to €5,000,000 (Contingent Capital II). However, this contingent capital increase will only be implemented to the extent that holders of stock options that have been issued until September 30, 2003 on the basis of the authorization by the Annual General Meeting on April 26, 2001 exercise their stock options, and that the options are not settled by the transfer of treasury shares or cash payments.
     Allianz AG, Munich, notified us of the following in a communication dated December 16, 2003: The share of voting rights of Schering AG held by AZ-SER Vermögensverwaltungsgesellschaft mbH exceeded the threshold of 10% on December 12, 2003 and amounts to 10.58%.
     Brandes Investment Partners, LLC, San Diego/USA, notified us of the following in a communication dated September 22, 2004: On September 15, 2004, 4.90% of the shares and American Depositary Receipts in Schering AG were attributable to Brandes Investment Partners, LLC. Brandes’ interest dropped below the 5% threshold on September 15, 2004. On September 15, 2004, 5,836,633 shares and 3,670,957 American Depositary Receipts of Schering AG were attributable to Brandes as defined by the WpHG (German Securities Trading Act). Brandes does not hold any shares directly. All shares are attributable to Brandes in accordance with section 22(1) No. 6 of the WpHG by virtue of voting proxies and powers of attorney issued by its clients.
(11) REVENUE RESERVES

	2004	2003
Reserve for treasury shares	166,513	—
Other revenue reserves	717,954	811,467

	884,467	811,467

     The reserve for treasury shares was established by transfer from the other revenue reserves.
     By way of a resolution by the General Meeting on April 16, 2004, €43 million from the unappropriated profit for 2003 was transferred to the revenue reserves.
     €30 million was transferred from the net income to the other revenue reserves.
(12) SPECIAL TAX-ALLOWABLE RESERVES

	2004	2003
Write-downs of fixed assets in accordance with s. 14 BFG (Berlin Subsidies Act),
s. 6b EStG, s. 7 EStG, s. 7b EStG,
s. 7d EStG, s. 51 EStG, s. 35 EStR (Income Tax Guidelines),
s. 4 FördergebietsG (Regional Assistance Act), EntwHStG (Developing Countries Tax Act)	150,164	157,874
Reserves in accordance with s. 6b EStG	33,439	37,244

	183,603	195,118

     Net income for the fiscal year would have been €7 million lower excluding the €12 million change in special tax-allowable reserves recognized in the income statement.
     The expected income tax liability when the special tax-allowable reserves are reversed is approximately 39%.
(13) PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

	2004	2003
Present value of pension benefit obligations	1,433,624	1,301,150
Unrecognized actuarial losses	– 193,443	– 96.368

Provisions for pensions	1,240,181	1,240,782
Provisions for similar obligations	22,803	19,781

	1,262,984	1,224,563

(14) OTHER PROVISIONS

	2004	2003
Provisions for taxes	71,937	5,914
Other provisions	485,774	570,024

	557,711	575,938

     The provisions for taxes relate to amounts for the period under review and for prior years.
     The other provisions contain amounts for bonuses, jubilee benefits, and early retirement benefits, other personnel expenses, environmental protection, restructuring, liability risks, maintenance, currency risks and other uncertain liabilities.
(15) LIABILITIES

			2004	2003
	Due
	up to 1	more than 5
	year	years	Total	Total
Liabilities to banks	276	—	193,302	33,005
of which collateralized by mortgages	(—)	(—)	(—)	(—)
Payments received on account of orders	116	—	116	163
Trade payables	150,243	294	152,101	193,515
Liabilities to affiliated companies	777,235	—	777,235	741,488
Liabilities to other investees and investors	1,021	—	1,021	418
Tax liabilities	4,523	—	4,523	135
Social security liabilities	10,287	—	10,287	10,533
Other liabilities and deferred income	62,735	5,691	71,475	76,949
of which collateralized by mortgages	(—)	(—)	(—)	(—)

	1,006,436	5,985	1,210,060	1,056,206

(16) TOTAL AMOUNT OF COLLATERALIZED LIABILITIES
     There were no collateralized liabilities as of December 31, 2004.
(17) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

2004
Contingent liabilities
Liabilities from guarantees relating to affiliated companies	8,821
Liabilities from warranties	14,516
Other financial commitments
Liabilities from rental and leasing agreements	83,007
Liabilities from research agreements	160,938
Approved investments in fixed assets	110,200

Total amount	354,145

of which commitments to affiliated companies	43,338

INCOME STATEMENT DISCLOSURES
(AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)
(18) SALES

	2004	2003	Change
	€m	€m	%
Sales by Business Area
Gynecology&Andrology	904	804	+	12
Specialized Therapeutics	761	721	+	6
Diagnostics&Radiopharmaceuticals	575	561	+	2
Dermatology	111	139	–	20
Other	51	113	–	55

	2,402	2,338	+	3

Breakdown by region
Europe Region*)	1,424	1,307	+	9
United States Region	331	296	+	12
Japan Region	204	231	–	12
Latin America/Canada Region *)	219	242	–	10
Asia/Middle East Region*)	141	129	+	9
Other Activities	83	133	–	36

	2,402	2,338	+	3

*	As of January 1, 2004 we have reassigned certain countries in the Europe Region, the Latin America/Canada Region, and the Asia/Middle East Region, and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly.
(19) COST OF SALES, GROSS PROFIT
     The cost of sales consists of the cost of goods sold and the cost of merchandise sold. The ratio of gross profit to sales is 61%.
(20) ENGINEERING AND ADMINISTRATION COSTS
     Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, utilities and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, financial control, and accounting.
(21) OTHER OPERATING INCOME

	2004	2003
Income from the reversal of special tax-allowable reserves	15,219	19,914
Income from foreign currency hedges and monetary transactions	164,036	231,693
License and commission income	99,165	87,613
Income from the providing of services to third parties	64,786	62,255
Miscellaneous	52,054	96,883

	395,260	498,358

(22) OTHER OPERATING EXPENSES

	2004		2003
Expenses from appropriations to special tax-allowable reserves		3,704	7,000
Expenses from foreign currency hedges and monetary transactions		117,758	134,982
Additional expense from declining balance depreciation and write-downs	–	2,371	3,014
Cost of providing of services to third parties		64,148	60,651
Miscellaneous		22,684	52,980

		206,123	258,627

(23) NET INCOME FROM LONG-TERM EQUITY INVESTMENTS

	2004		2003
Income from profit transfer agreements		26,627		920
Income from long-term equity investments		9,420		199,846
of which from affiliated companies		(9,420)		(199,846)
Reversals of write-downs of long-term equity investments		28,688		—
Gains on the disposal of long-term equity investments		—		9,253
Cost of loss absorption	–	1,483	–	791
of which from affiliated companies		(–1,483)		(–791)
Write-downs of long-term equity investments		—	–	6,670
of which relating to affiliated companies		(—)		(—)
Losses on the disposal of long-term equity investments	–	3,283		—

		59,969		202,558

(24) INTEREST RESULT

	2004		2003
Income from other securities and long-term loans		850		461
Other interest and similar income		63,294		74,950
of which from affiliated companies		(409)		(154)
Interest component of addition to provisions for pensions	–	70,693	–	70,270
Other interest and similar expenses	–	21,606	–	22,988
of which to affiliated companies		(–18,301)		(–19,018)

	–	28,155	–	17,847

(25) OTHER FINANCIAL RESULT

	2004		2003
Write-downs of loans and securities classified as current assets	–	16,285	–	14,807
Reversals of write-downs of securities classified as current assets		1,628		55,438
Other financial income		5,586		20,646
Other financial expenses	–	1,679	–	4,663

	–	10,750		56,614

     Gains and losses on the disposal of other loans and securities classified as current assets, as well as gains and losses on interest rate derivatives, are presented in other financial income and expenses.

(26) EXTRAORDINARY EXPENSE
     €9,955 thousand (previous year: €82,344 thousand) of the extraordinary expense relates to the recognition of a provision for a compensation payment to Berlex Inc., Montville, U.S.A., on the basis of an agreement with the German and U.S. tax authorities.
     In addition, this item includes expenses of €50,742 thousand relating to capacity adjustments and the restructuring of production.
(27) INCOME TAXES
     €129 million of income taxes is attributable to the result from ordinary activities.
     The extraordinary expense reduced the income tax expense by €9 million.
(28) OTHER TAXES
     To the extent that they are attributable to the operating functions, the other taxes are included in the corresponding income statement line items; in other cases, they are recorded in other operating expenses. The expense amounted to €2 million.
(29) COST OF MATERIALS

	2004	2003
	€m	€m
Cost of raw materials, consumables, and supplies and of purchased merchandise	632	728
Cost of purchased services	144	169

	776	897

(30) PERSONNEL COSTS/EMPLOYEES

	2004	2003
	€m	€m
Personnel costs
Wages and salaries	436	429
Social security and support payments	76	77

	512	506
Pensions	22	25

	534	531

	2004	2003
Number of employees (annual average)
Production	3,831	4,138
Research and development	2,282	2,330
Administration	1,678	1,581
Marketing and sales	278	271

	8,069	8,320

(31) TOTAL REMUNERATION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD, LOANS GRANTED
     The total remuneration of the members of the Supervisory Board (in € thousand) is broken down as follows:

			Variable	Long-term
	Fixed	Committee	compen-	compen-
	compensation	functions	sation	sation *)	Total
Dr. Giuseppe Vita (Chairman)	100	95	101	72	368
Norbert Deutschmann (Vice Chairman)	50	95	50	36	231
Dr. Karl-Merrrnann Baumann	50	75	50	36	211
Hans-Georg Bleeck (from Apr. 16, 2004)	35	0	36	26	97
Prof. Dr. Piet Borst	50	20	50	36	156
Dr. Mathias Döpfner	50	0	50	36	136
Prof. John A. Dormandy	50	20	50	36	156
Joachim Elsholz (until Apr. 16, 2004)	15	0	15	11	41
Dr. Reiner Hagemann	50	50	50	36	186
Johannes Heitbaum	50	0	50	36	136
Dr. Martin Kohihaussen	50	0	50	36	136
Hermann-Josef Lamberti	50	0	50	36	136
Dr. Hans-Peter Nlendorf	50	20	50	36	156
Detlef Pfotenhauer (from Apr. 16, 2004)	35	0	36	26	97
Hans-Jürgen Scheel (until Apr. 16, 2004)	15	6	15	11	47
Günter Schmitt (until Apr. 16, 2004)	15	0	15	11	41
Dr. Ulrich Sommer	50	20	50	36	156
Sabine Süpke (from Apr. 16, 2004)	35	21	36	26	118
Heinz-Georg Webers	50	48	50	36	184

	850	470	854	615	2,789

*)	Linked to the share price performance over a period of three years
     Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with Specialized Therapeutics since June 1996. For these services, Prof. Dormandy received a fee of €56 thousand in 2004, plus expenses of €8 thousand. Prof. Dormandy also received €2 thousand as expenses for giving a laudatio at a Schering symposlum.
     Prof. Dr. Piet Borst and Prof. John A. Dormandy are members of the Board of Governors of Schering Forschungsgesellschaft mbH, a wholly owned subsidiary of Schering AG. They received attendance fees of €2,000 each in this capacity in 2004.

     The total remuneration of the members of the Executive Board (in € thousand) is broken down as follows:

	Fixed	Variable	Stock
	compen-	compen-	options	Other
	sation	sation	granted *)	**)	Total
Dr. Hubertus Erlen (Chairman)	720	1,668	148	23	2,559
Dr. Karin Dorrepaal (from Sept. 1, 2004)	180	415	148	7	750
Dr. Ulrich Köstlin	540	1,246	148	23	1,957
Lutz Lingnau	540	1,246	148	245	2,179
Marc Rubin, MD	540	1,246	148	369	2,303
Dr. Jörg Spiekerkötter	540	1,246	148	24	1,958
Prof. Dr. Günter Stock	540	1,246	148	30	1,964

	3,600	8,313	1,036	721	13,670

*)	In accordance with the German Corporate Governance Code, we are reporting with effect from fiscal year 2004 the value of options granted. The options granted in previous years but not yet exercised were worth the following amount at the date of grant (in € thousand):

	LTI Plan	LTI Plan	LTI Plan	LTI Plan
	2000	2001/1	2001/11	2001/111
Dr. Hubertus Erlen (Chairman)	797	307	383	245
Other members of the Executive Board	1,912	982	1,532	1,225

**)	Non-cash benefits in the form of company cars, and subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.
     A provision in the total amount of €23,460 thousand has been recognized for the pension obligations to former members of the Executive Board and their surviving dependents; benefits paid for the period under review amounted to €2,076 thousand.
     A directors’ and officers’ (D&O) liability insurance policy has been taken out for the members of the Supervisory and Executive Boards. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.
     A loan granted to one member of the Supervisory Board prior to July 29, 2002 was fully repaid in 2004 (remaining amount: €30 thousand).
     The members of the Supervisory and Executive Boards are listed on pages 18-21.
     Schering Aktiengesellschaft has issued and made accessible to the shareholders the declaration required by section 161 of the Aktiengesetz (German Stock Corporation Act).
     The declaration of conformity is published on page 21 of the 2004 Annual Report and on the Internet at www.schering.de.
(32) DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

(33) DERIVATIVE FINANCIAL INSTRUMENTS
     As we operate on a global basis, Schering AG is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.
     Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

		Notional amount		Fair value		Carrying amount
		2004	2003	2004	2003	2004	2003
		€m	€m	€m	€m	€m	€m
Currency hedging of anticipated sales and expenses
Currency forwards	Calls	30	27	—	—	—	—
	Puts	516	497	6	10	—	—

Options	Calls	15	8	-1	—	-1	—
	Puts	35	16	2	1	1	—

Currency hedging of assets and liabilities
Currency forwards	Calls	406	151	-5	-7	—	—
	Puts	647	614	11	19	—	—

Asset and liability management
Options	Calls	167	83	44	14	34	26
	Puts	62	27	-15	-5	-12	-8

Swaps	Calls	8	5	2	2	—	—
	Puts	8	5	-2	-2	—	—

Interest rate futures	Calls	94	172	—	1	13	9
	Puts	78	93	—	-1	2	5
     The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated sales and expenses for the next 12 months on the other.
     The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. When using this model for measuring currency options, parameters are employed that reflect market conditions on the reporting date. The volatility parameter is derived from interbank trading for comparable transactions.
     The carrying amounts of paid option premiums and margin payments for interest rate futures are reported in the balance sheet as other assets. The carrying amounts of option premiums received are contained in other liabilities.

PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT
     Following the appropriation of €30,000 thousand to revenue reserves from the net income for fiscal year 2004, the remaining unappropriated profit amounts to €194,000 thousand, including retained profits of €2,604 thousand brought forward. We are proposing to the Annual General Meeting that the unappropriated profit be utilized to distribute a dividend of €1.00 per dividend-bearing share. The amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.
Berlin, February 8, 2005
Schering Aktiengesellschaft
The Executive Board
Erlen            Dorrepaal            Köstlin            Lingnau Rubin            Spiekerkõtter            Stock
AUDITORS’ REPORT
     We have audited the annual financial statements, together with the bookkeeping system, of Schering Aktiengeselischaft and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2004 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
     We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance.
     Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
     Our audit has not led to any reservations.
     In our opinion, the annual financial statements give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. On the whole the report on the position of the Company and the Group provides a suitable understanding of the position of the Company and the Group and suitably presents the risks of future development.
Berlin, February 24, 2005
BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Dyckerhoff                       Eckmann
Wirtschaftsprüfer            Wirtschaftsprüfer

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
Chairman of the Supervisory Board
First elected: Apr. 26, 2001
Elected until the Annual General Meeting (AGM)in 2009
Chairman of the Supervisory Board
–	Axel Springer Verlag AG, Berlin

–	HUGO BOSS AG, Metzingen
Member of the Supervisory Board
–	Allianz Lebensversicherungs-AG, Stuttgart

–	Medical Park AG, Bad Wlessee

–	Vattenfall Europe AG, Berlin Chairman of the Administrative Board

–	Riunione Adriatica di Sicurta (RAS) S.p.A., Milan
Member of the Administrative Board
–	Techosp S.p.A., Milan

–	Marzotto S.p.A., Valdagno
Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Chairman of the Berlin Works Council of Schering AG, Berlin
Dr. rer. oec. Karl-Hermann Baumann,
Munich;* July 22, 1935
First elected: May 4, 1994
Elected until the AGM in 2009 Member of the Supervisory Board
–	Deutsche Bank AG, Frankfurt/Main

–	E.ON AG, Dusseldorf

–	Linde AG, Wiesbaden

–	ThyssenKrupp AG, Dusseidorf
Hans-Georg Bleeck, Dipl.-Volkswirt,
Berlin,* Jan. 28,1952
First elected: Apr. 16, 2004
Elected until the AGM in 2009
Member of the Works Council of Schering AG, Berlin
Prof. Dr. Piet Borst, Amsterdam; * July 5, 1934
First elected: Feb. 9, 2000
Elected until the AGM in 2009
Professor of Clinical Biochemistry,
University of Amsterdam
Director Emeritus of the Netherlands
Cancer Institute, Amsterdam
Dr. Mathias Dopfner, Berlin; * Jan. 15, 1963
First elected: Apr. 26, 2001
Elected untll the AGM in 2009 Chairman of the Executive Board
–	Axel Springer Verlag AG, Berlin
Member of the Supervisory Board
–	ProSiebenSat.1 Media AG, Unterfohring (Group appointment)

–	HypoVereinsbank, Munich

–	AKTUELL Presse-Fernsehen GmbH, Hamburg

–	dpa Deutsche Presse Agentur GmbH, Hamburg

–	LeipzigerVerlags-und Druckereigesellschaft mbH & Co. KG, Leipzig
Prof. John A. Dormandy, D.Sc. FRCS,
London;* May 5, 1937
First elected: Apr. 30,1996
Elected until the AGM in 2009
Emeritus Professor of Vascular Sciences,
University of London
Honorary Consultant Vascular Surgeon
Director, Vascular Clinical Research Unit, St. George’s Hospital, London
Joachim Elshoiz, Berlin; * Sept, 2,1949
First elected: Oct. 1, 2000
Elected until: Apr. 16, 2004
Dr. rer. pol. Reiner Hagemann, Munich;
*Dec. 7, 1947
First elected: Jan. 1,1997
Elected until the AGM in 2009
Chairman of the Executive Board
–	Aliianz Versicherungs-AG, Munich
Member of the Supervisory Board
–	E.ON Energie AG, Munich
Domestic group mandates:
Chairman of Ihe Supervisory Board
–	Allianz Private Krankenversicherungs-AG, Munich

–	Bayerische Versicherungsbank AG, Munich

–	Frankfurter Versicherungs-AG, Frankfurt/Main

–	Euler Hermes Kreditversicherungs-AG, Hamburg
Member of the Supervisory Board
–	Allianz Global Risks Ruckversicherungs-AG, Munich
Foreign Group mandates:
–	Allianz Cornhill Insurance pic, London

–	Ailianz Elementar Lebensversicherungs-AG, Vienna

–	Allianz Elementar Versicherungs-AG, Vienna

–	Allianz Investmentbank Aktiengesellschaft, Vienna

–	Allianz Irish Life, Dublin

–	Allianz Suisse Lebensversicherungs-AG, Zurich

–	Allianz Suisse Versicherungs-AG, Zurich

–	Euler Hermes S.A., Paris

–	RAS International N.V., Amsterdam

18

Johannes Heitbaum, Werne; * June 10, 1963
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Vice Chairman of the Bergkamen Works
Council of Schering AG, Berlin
Dr. h.c. Martin Kohlhaussen,
Bad Homburg v.d.H.; * Nov. 6, 1935
First elected: Apr. 30, 1996
Elected until the AGM in 2009
Chairman of the Supervisory Board
–	Commerzbank AG, Frankfurt/Main

–	Hochtief AG, Essen
Member of the Supervisory Board
–	Bayer AG, Leverkusen

–	Heraeus Holding GmbH, Hanau

–	ThyssenKrupp AG, Düsseldorf

–	Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart
Hermann-Josef Lamberti, Königstein im
Taunus; * Feb. 5, 1956
First elected: Apr. 26, 2001
Elected until the AGM in 2009
Member of the Executive Board
–	Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
–	Deutsche Bank Privat- und Geschäftskunden
     AG, Frankfurt/Main (Group mandate)
–	e-millennium 1 GmbH & Co. KG, Munich
Member of the Supervisory Board
–	Fiat S.p.A., Turin
Member of the Advisory Board
–	Barmenia Versicherungen, Wuppertal
Member of the Company Board
–	Carl-Zeiss-Stiftung, Oberkochen
Member of the Board of Directors
–	Euroclear Bank S.A., Brussels

–	Euroclear plc, London
Dr. med. Hans-Peter Niendorf, Beriin;
* June 25,1946
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging,
Schering AG, Berlin
Detlef Pfotenhauer, Weimar * Aug. 31,1956
First elected: Apr. 16, 2004
Elected until the AGM in 2009
Chairman of the Works Council of Schering
GmbH und Co. Produktions KG, Weimar
Chairman of the Group Works Council of
Schering AG, Berlin
Hans-Jürgen Scheel, Berlin; * June 21, 1943
First elected: Feb. 11, 1994
Elected until: Apr. 16, 2004
Günter Schmitt, Berlin; * Jan. 13, 1943
First elected: Apr. 27, 1999
Elected until Apr. 16, 2004
Dr. rer. oec. Ulrich Sommer, Berlin; * June 1, 1947
First appointed: Apr. 27, 1999
Elected until the AGM in 2009
Area Manager Marketing Europe Region,
Schering AG, Berlin
Sabine Süpke, Berlin; * Jan. 7, 1964
First elected: Apr. 16, 2004
Elected until the AGM in 2009
District manager, IG BCE for the Berlin-Mark Brandenburg district
Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Chairman of the Company Works Council and Chairman
of the Bergkamen Works Council of Schering AG, Berlin
Committees established by the Supervisory Board
Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sabine Süpke
Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers
Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers
Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer
Committee stipulated by section 27(3) MitbestG
Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

19

EXECUTIVE BOARD	Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Uirich Kostlin
	Chairman of the Executive Board	Member of the Executive Board	Member of the Executive Board
Position held
	Berlin, Germany	Berlin, Germany	Berlin, Germany
Place of residence	June 7, 1943	March. 6, 1961	December 31, 1952
Date of birth	July 1, 1985 — June 30, 2008	September 1, 2004 — August	June 1, 1994 — May 31, 2009
Term of office		31 , 2007

Responsibility within Schering Group	Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Audit	Diagnostic Imaging, Supply Chain & Environment, Procurement	Europe Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region Marketing and Sales

Appointments to statutory supervisory boards in Germany	Member of the Supervisory Board - B. Braun Melsungen AG, Melsungen - Celesio AG, Stuttgart		Member of the Supervisory Board — Schering Deutschland Holding AG, Hamburg (Group mandate)

Membership of comparable supervisory bodies of companies in Germany and abroad	Chairman of the Board of Directors - Schering Berlin inc., U.S.A. Member of the Curatorship - Berteismann-Stiftung, Gutersloh	Member of the Supervisory Board - Universiteit van Amsterdam/Hogeschool van Amsterdam, Netherlands	Chairman of the Board of Directors - Nihon Schering K.K., Japan Member of the Board of Directors - Schering Berlin Inc., U.S.A. - Schering Oy, Finland

Member of the Foundation Board
	Member of the Supervisory Board - Partner für Berlin Gesellschaft für Hauptstadt-Marketing mbH, Berlin		- H. Turnauer Foundation, Vaduz, Liechtenstein - Arepo Foundation, Vaduz, Liechtenstein

20

Lutz Lingnau	Marc Rubin, MD	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h.c. Günter Stock
Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board

Mendham, NJ, U.S.A. March 9, 1943 January 1 , 2001 — December 31 , 2005	Englewood, NJ, USA January 10, 1955 October 1, 2003 — September 30, 2006	Kleinrmachnow, Germany May 15, 1958 April 15, 2002 — April 14, 2007	Berlin, Germany February 7, 1944 May 1 , 1989 — December 31 , 2005

United States Region Specialized Therapeutics, Dermatology	Oncology, Development	Finance and Administration, Information Technology, Human Resources	Gynecology &Andrology , Research

Member of the Supervisory Board - Gerling Allgemeine Versicherungs-AG, Cologne

Chairman of the Board of Directors - Berlex, Inc., U.S.A. - Medrad, Inc., U.S.A.	Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A.	Member of the Board of Directors - Schering Berlin Inc., U.S.A.	Member of the Supervisory Board - Biomedizinischer Forschungs- campus Berlin-Buch GmbH,Berlin
Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A.	Member of the Board of Directors - Schering Oy, Finland	Member of the Supervisory Board - European School of Management and Technology GmbH, Berlin	- Klinikum Bayerische Julius- Maximilians Universität Würzburg Member of the Board of Directors - Schering Berlin Inc., U.S.A. Date: February 21, 2005

21

Schering Aktiengesellschaft
13342 Berlin, Germany
Tel.: +49-30-46811 11
Fax:+49-30-468 153 05
Internet: http://www.schering.de

PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT
     Following the appropriation of €153,000 thousand to revenue reserves from the net income for fiscal year 2005, the remaining unappropriated profit amounts to €232,800 thousand, including retained profits of €4,000 thousand brought forward. We are proposing to the Annual General Meeting that the unappropriated profit be utilized to distribute a dividend of €1.20 per dividend-bearing share. The amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.
Berlin, February 14, 2006
Schering Aktiengesellschaft
The Executive Board
Erlen       Dorrepaal       Kostlin
Metternich       Rubin       SpiekerkOtter
AUDITORS’ REPORT
     We have audited the annual financial statements — comprising the balance sheet income statement, and the notes — together with the bookkeeping system, of Schering Aktiengesellschaft and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2005 to December 31, 2005. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
     We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
     Our audit has not led to any reservations.
     In our opinion, the annual financial statements comply with the provisions of German commercial law and give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. The report on the position of the Company and the Group is consistent with the annual financial statements, as a whole provides a suitable understanding of the position of the Company and the Group and suitably presents the risks and opportunities of future development.
Berlin, February 27, 2005
BDO Deutsche Warentreuhand
Aktiengesellschaft

Wirtschaftsprufungsgesellschaft
Schumacher      Eckmann
Wirtschaftsprufer      Wirtschaftsprufer

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
Chairman of the Supervisory Board
First elected: Apr. 26, 2001
Term of office: until the Annual General Meeting (AGM) in 2009
Chairman of the Supervisory Board
- Axel Springer Verlag AG, Berlin
- HUGO BOSS AG, Metzingen
Member of the Supervisory Board
- Allianz Lebensversicherungs-AG, Stuttgart
- Medical Park AG, Bad Wlessee
  (until Dec. 31, 2005)
  Vattenfall Europe AG, Berlin
Chairman of the Administrative Board
- Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan
Member of the Administrative Board
- Techosp S.p.A., Milan
- Marzotto S.p.A., Valdagno
- Barilla S.p.A., Parma
Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First elected: Apr, 27, 1999
Term of office: until the AGM in 2009
Chairman of the Berlin Works Council of Schering AG, Berlin
Dr. rer. oec. Karl-Hermann Baumann, Munich;
* July 22, 1935
First elected; May 4, 1994
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON AG, Dusseldorf
- Linde AG, Wiesbaden
Hans-Georg Bleeck, Dipl.-Volkswirt,
Berlin, * Jan. 28, 1952
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Member of the Works Council of Schering AG, Berlin
Prof, Dr. Piet Borst, Amsterdam; * July 5, 1934
First elected: Feb. 9, 2000
Term of office: until the AGM In 2006
Professor of Clinical Biochemistry,
University of Amsterdam
Director Emeritus of the Netherlands
Cancer Institute, Amsterdam
Dr. Mathias DÖpfner, Berlin; * Jan. 15, 1963
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Chairman of the Executive Board
- Axel Springer Verlag AG, Berlin
Member of the Supervisory Board
- ProSiebenSat. 1 Media AG, UnterfÖhring
  (Group mandate)
- AKTUELL Presse-Fernsehen GmbH, Hamburg
- dpa Deutsche Presse Agentur GmbH, Hamburg
- Lelpziger Verlags-und Druckerelgesellschaft mbH & Co. KG, Leipzig
Prof. John A. Dormandy, D.Sc. FRCS,
London; * May 5, 1937
First elected: Apr. 30, 1996
Term of office: until the AGM in 2009
Emeritus Professor of Vascular Sciences,
University of London
Honorary Consultant Vascular Surgeon
Director, Vascular Clinical Research Unit,
St. George’s Hospital, London
Dr. rer. pol. Reiner Hagemann, Munich;
* Dec. 7, 1947
First elected: Jan. 1, 1997
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON Energie AG, Munich
Johannes Heitbaum, Werne; * June 10, 1963
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Vice Chairman of the Bergkamen Works
Council of Schering AG, Berlin
Dr. h.c. Martin Kohlhaussen,
Bad Homburg v.d.H.; * Nov. 6, 1935
First elected: Apr. 30, 1996
Term of office; until the AGM in 2009
Chairman of the Supervisory Board
- Commerzbank AG, Frankfurt/Main
- Hochtief AG, Essen
Member of the Supervisory Board
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- ThyssenKrupp AG, Düseldorf
- Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Hermann-Josef Lambertl, Königstein Im
Taunus;* Feb. 5, 1956
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Member of the Executive Board
- Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
- Deutsche Bank Privat- und Geschäfts-
  kunden AG, Frankfurt/Main
   (Group mandate)
Member of the Supervisory Board
- Carl-Zeiss-Stiftung, Oberkochen
- Deutsche Börse AG, Frankfurt/Main
Member of the Advisory Board
- Barmenia Versicherungen, Wuppertal
Member of the Board of Directors
- Fiat S.p.A., Turin
Dr. med. Hans-Peter Niendorf, Berlin;
* June 25, 1946
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Senior Medical Advisor, Dlagnostic Imaging,
Schering AG, Berlin
Detlef Pfotenhauer, Weimar; * Aug. 31, 1956
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Chairman of the Works Council of Schering
GmbH und Co. Produktions KG, Weimar
Chairman of the Group Works Council of
Schering AG, Berlin
Dr. rer. oec. Ulrich Sommer, Berlin;
* June 1, 1947
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Area Manager Marketing Europe Region,
Schering AG, Berlin
Sabine Slipke, Berlin; * Jan. 7, 1964
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
District manager. IG BCE for the Berlin-
Mark Brandenburg district
Heinz-Georg Webers, Bergkamen;
* Dec. 27, 1959
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Chairman of the Company Works Council and
Chairman of the Bergkamen Works Council of
Schering AG, Berlin
Committees established by the Supervisory Board
Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sabine Süpke
Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers
Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers
Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Plet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer
Committee stipulated by section 27(3) MitbestG
Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

EXECUTIVE
BOARD	Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Ulrich Köstlin	Lutz Lingnau
	Chairman of the Executive	Member of the Executive	Member of the Executive	Member of the Executive
Position held	Board	Board	Board	Board

Place of	Berlin	Berlin , Germany	Berlin, Germany	Mendham, NJ, U.S.A.
residence	June 7, 1943	March 6, 1961	December 31, 1952	March 9, 1943
Date of birth	July 1, 1985- June 30,	September 1, 2004 -	June 1, 1994 -May 31,	January 1, 2001 — December
Term of office	2008	August 31, 2007	2009	31,2005

Responsibility	Strategy and Business	Diagnostic Imaging,	Europe Region,	until December 31, 2005
within	Development,	Medrad, Inc.,	United States Region,	United States Region
Schering Group	Corporate Communication,	Industrial Operations &	Japan Region,	Specialized Therapeutics,
	Senior Executives,	Environment, Procurement	Latin America/Canada	Dermatology
	Corporate Audit, Code of		Region,
	Conduct Compliance		Asia/Pacific Region
Marketing & Sales

Membership in	Member of the Supervisory		Member of the Supervisory	Member of the Supervisory
legally required	Board		Board	Board
supervisory	— Celesio AG, Stuttgart		— Schering Deutschland	— Lanxess AG, Leverkusen
Boards			Holding AG, Hamburg
in Germany			(Group mandate)
— ALBA AG, Berlin

Membership in	Chairman of the	Member of the Board of	Chairman of the Board of	Chairman of the
comparable	Board of Directors	Directors	Directors	Board of Directors
control bodies of	— Schering Berlin Inc.,	— Schering Berlin Inc.,	— Nihon Schering K.K.,	— Berlex, Inc., U.S.A.
companies in	U.S.A.	U.S.A.	Japan	— Medrad, Inc., U.S.A.
Germany and	(until Dec. 31, 2005)	(until Dec. 31, 2005)		(until Dec. 31, 2005)
abroad			Member of the Board of
	Member of the Curatorship	Member of the Supervisory	Directors	Vice Chairman of the
	of the Bertelsmann Stiftung,	Board	— Schering Berlin Inc.,	Board of Directors
	Gütersloh	— Universiteit van	U.S.A.	— Schering Berlin Inc., U.S.A.
		Amsterdam/Hogeschool	(until Dec. 31, 2005)	(until Dec, 31, 2005)
		van Amsterdam,	— Schering Oy, Finland
Netherlands
Member of the Foundation
Board
H. Tumauer Foundation,
Vaduz, Liechtenstein
— Arepo Foundation, Vaduz,
Liechtenstein

Prof. Dr. Ralner Metternich	Marc Rubin, MD	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h.c. Günter Stock
Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board

Berlin	Englewood, NJ, USA	Kleinmachnow, Germany	Berlin, Germany
April 17, 1955	January 10, 1955	May 15, 1958	February 7, 1944
January 1, 2006 – December 31, 2008	October 1, 2003 – September 30, 2008	April 15, 2002 – April 14, 2007	May 1, 1989 – December 31, 2005
Research, Pre-clinical	Development,	Finance and Administration,	until Dec. 31, 2005
Development, Corporate Human Resources	Gynecology&Andrology, Specialized Therapeutics, Oncology	Corporate Controlling, Information Technology, Corporate Risk Management, Intendis GmbH	Gynecology&Andrology, Research
Member of the Supervisory Board
- Gerling Allgemeine Versicherungs-AG, Cologne

Member of the Supervisory Board	Chairman of the Board of Directors	Member of the Board of Directors	Member of the Supervisory Board
- BBB Management GmbH,	- Schering Berlin Inc., U.S.A.	- Schering Berlin Inc., U.S.A.	- Biomedizinischer Forschungs-
Campus Berlin- Buch, Berlin	- Berlex, Inc., U.S.A.	(Until Dec. 31, 2005)	campus Berlin-Buch GmbH,
(as of Jan 1, 2006)			Berlin
	Member of the Board of Directors	Member of the Supervisory Board	- Klinikum Bayerische Julius-
	- Schering Oy, Finland	- European School of	Maximilians Universität
	- Surface Logix Inc. Boston,	Management and Technology	Würzburg
	USA	GmbH, Berlin
Member of the Board of Directors
- Schering Berlin, Inc., U.S.A.
(until Dec. 31, 2005)

Schering Aktiengesellschaft
13342 Berlin, Germany
Tel.: + 49–30–468–11 11
Fax: + 49–30–468–153 05
Internet: http://www.schering.de